

Mail Stop 3561

November 12, 2015

William M. Brown
Chief Executive Officer
Harris Corporation
1025 West NASA Boulevard
Melbourne, FL 32919

      Re: **Harris Corporation**
              Form 10-K for Fiscal Year Ended July 3, 2015
              Filed August 31, 2015
              File No. 001-03863

Dear Mr. Brown:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ A.N. Parker

                                         Anne Nguyen Parker
                                         Assistant Director
                                         Office of Transportation and Leisure